UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form *CIA:* Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Revival Rugs Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 1, 2017

Physical address of issuer
2201 Broadway, 4th Floor, Oakland CA 94612

Current number of employees
24

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,975,471	$4,310,634
Cash & Cash Equivalents	$3,544,997	$484,448
Accounts Receivable		
Short-term Debt	$2,237,369	$885
Long-term Debt	$2,452,398	$2,777,000
Revenues/Sales	$27,200,167	$11,144,804
Cost of Goods Sold	$14,542,288	$6,574,229
Taxes Paid	$0	$0
Net Income	-$2,638,958	-$2,070,812

FORM C-AR

Revival Rugs Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Revival Rugs Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Ruic 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 9th 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject lo risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future pe1formance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risk, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions. You should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions

prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible fur the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Revival Rugs Inc (the "Company") is a Delaware Corporation, formed on May 1st, 2017.

The Company is located at 2201 Broadway, 4th Floor, Oakland CA 94612

The information available on or through our website is not a part of this Form C-AR.

The Business

Revival Rugs is an e-commerce company that designs and sells rugs with a focus on direct-to-consumer sales. Through its operations in the U.S., India and Turkey, the Company is able to control most of its supply chain and sell high quality, handmade rugs at competitive prices. The Company offers rugs ranging from petite to extra large in a series of constructions, with a specialization in machine washable and one-of-a-kind designs.

RISK FACTORS

Risks Related to the Company's Business and Industry

Dependence on Skilled Personnel and Management

Revival Rugs Inc.'s ability to execute its business strategy depends on the experience and expertise of its management team and key employees. Recruiting and retaining qualified personnel, including artisans, designers, and supply chain professionals, is essential to sustaining growth and product quality. The failure to attract or retain these individuals could disrupt operations, delay product development, or weaken the Company's ability to compete effectively in the e-commerce home décor market.

Competition in the Home Goods and E-Commerce Industry

The home goods and furnishings market is highly competitive, with numerous established retailers, both online and offline. Revival Rugs competes with large multinational companies as well as smaller boutique brands that sell rugs and home décor through similar online platforms. Many of these competitors have significantly greater financial, technological, and marketing resources, which may enable them to offer lower prices or faster delivery times. As a result, there can be no assurance that Revival Rugs will be able to maintain its market share or pricing levels in the face of increasing competition.

Reliance on International Supply Chain and Artisanal Production

Revival Rugs sources and produces many of its handmade rugs through artisan partners in India and Turkey. The Company's ability to maintain consistent product quality and supply depends on the stability of its relationships with these artisans and suppliers. Political instability, trade restrictions, natural disasters, or logistical challenges in these regions could disrupt the supply chain, increase costs, and limit inventory availability. Such interruptions could materially impact revenues, profitability, and customer satisfaction.

Economic Conditions and Consumer Spending

Demand for Revival Rugs' products is closely tied to general economic conditions and consumer discretionary spending. Economic downturns, inflationary pressures, or reduced consumer confidence in the United States or other markets could adversely affect sales and margins. As rugs are non-essential home décor items, periods of economic instability may lead to reduced demand for Revival Rugs' products and services.

Data Security and Privacy Risks

As an e-commerce business, Revival Rugs collects and stores sensitive customer information, including payment details and personal data. A data breach or cyberattack could result in unauthorized disclosure of customer information, damage to the Company's reputation, and legal liabilities. Despite the Company's cybersecurity measures, no system is immune to such risks. Any significant breach could disrupt operations, undermine

customer trust, and negatively affect financial performance.

Dependence on Key Personnel

The success of Revival Rugs depends on the continued leadership and vision of its executive management team. The loss of any key executive could have a material adverse effect on the Company's ability to execute its strategy, maintain supplier relationships, and sustain brand growth. The Company currently does not maintain key person insurance for its executives.

Need for Additional Capital

The Company's growth strategy may require additional financing to expand marketing, logistics, and production capabilities. There is no assurance that Revival Rugs will be able to raise such funds on favorable terms or at all. Failure to secure sufficient capital may limit the Company's ability to scale operations, introduce new product lines, or improve technology infrastructure, potentially hindering long-term growth.

Taxation and Regulatory Risks

Revival Rugs operates across multiple jurisdictions, including the United States, India, and Turkey, each with distinct tax and regulatory regimes. Changes in import duties, sales tax obligations, or international trade regulations could increase operating costs. In addition, compliance with e-commerce, labor, and data privacy laws requires significant administrative oversight and could expose the Company to penalties if not properly managed.

Technological and Consumer Behavior Changes

The e-commerce landscape evolves rapidly due to changes in technology and consumer behavior. Failure to adapt to emerging online marketing platforms, shifts in consumer preferences, or innovations in digital retailing could impair Revival Rugs' ability to attract and retain customers. Investments in website functionality, logistics software, and user experience design are critical to maintaining competitiveness in a crowded online marketplace.

Operational and Logistical Risks

The Company's direct-to-consumer model relies on efficient order fulfillment, inventory management, and global shipping logistics. Disruptions caused by transportation delays, customs bottlenecks, or carrier reliability could impact delivery times and customer satisfaction. Additionally, fluctuations in freight costs and fuel prices could negatively affect profit margins.

Seasonality and Consumer Trends

Consumer demand for home decor products, including rugs, tends to fluctuate with housing trends, seasonal redecorating patterns, and holidays. As a result, the Company's revenue may vary from quarter to quarter. A failure to anticipate or respond to these trends could adversely affect results of operations and inventory management.

Unforeseen Risks

In addition to the risks identified above, Revival Rugs may be subject to unforeseen risks not currently known to management. Such risks could arise from changes in market dynamics, macroeconomic conditions, or other factors beyond the Company's control. Investors should carefully consider all potential risks when evaluating an investment in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Revival Rugs is an e-commerce company that designs and sells rugs with a focus on direct-to-consumer sales. Through its operations in the U.S., India and Turkey, the Company is able to control most of its supply chain and sell high quality, handmade rugs at competitive prices. The Company offers rugs ranging from petite to extra large in a series of constructions, with a specialization in machine washable and one-of-a-kind designs.

Business Plan

Revival Rugs operates as a direct-to-consumer e-commerce company focused on vintage and freshly woven artisanal rugs. Our model emphasizes transparency in sourcing, bypassing traditional middlemen to reduce markups and pass value to consumers. We curate one-of-a-kind vintage rugs (30–100 years old) and produce new limited-edition collections in collaboration with artisan partners, and larger factories, in Turkey, India, and Morocco.

To sustain growth, Revival Rugs is likely to continue scaling its direct sourcing relationships, broadening product categories, enhancing digital tools and consumer experience, and optimizing logistics and fulfillment.

The Company's Products

The Company offers variety of rugs from washable, vintage, and wool rugs to outdoor and kitchen rugs. Our business model ranges across four channels: D2C, 3rd Parties, Design Trade Focus, and Brick & Mortal. We are strategically expanding sales channels as we scale, building out our 3rd Party and Design Trade presence first before brick & mortal. Our products are anchored by teams in seven locations internationally.

Competition

The Company's primary competitors whose main offerings are rugs include Ruggable, RugsUSA, Modern Rugs, and Tumble. Other major e-commerce businesses such as Wayfair and Williams-Sonoma (West Elm) offer a wide range of home goods products including rugs. Large retailers can compete on scale and pricing while Revival Rugs focuses in artisan relationships, vintage and crafted rugs, transparency in supply chain, and design curation. We differentiate via storytelling, customization, and aesthetic branding.

Supply Chain and Customer Base

The Company sources its goods from Turkey, Morocco, and India. The Company's success depends on maintaining good relationships with its suppliers.

The Company's customers are individuals primarily based in urban cities and suburbs throughout the United States.

Intellectual Property
None

Governmental/Regulatory Approval and Compliance

No effects anticipated

Litigation

None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Full Name	Title	Educational Background	Experience
Benjamin Hyman	Chief Executive Officer	MBA – NYU Stern School of Business MA – Johns Hopkins SAIS BA – University of Toronto	Strategy Manager – Samsung Electronics Growth – PayJoy Cofounder - Brooklinen
Kurtulus Korkmaz	Chief Operating Officer	MBA – INSEAD	Cofounder – Blueground

| | | BS – Istanbul Technical University | Engagement Manager – Samsung Electronics |
| | | | Category Manager - Vodafone |

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Full Name	Title	Educational Background	Experience
Benjamin Hyman	Chief Executive Officer – President & Secretary	MBA – NYU Stern School of Business	Strategy Manager – Samsung Electronics
		MA – Johns Hopkins SAIS	Growth – PayJoy
		BA – University of Toronto	Cofounder - Brooklinen

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 22 employees in five states within the USA. The break-down of employees by state is presented below:

State	# of Employees
New York	13
California	8
Tennessee	1
Texas	1
South Carolina	1

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,454,625 units
Voting Rights	1 vote per share

Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights

Type of security	Common Warrant Block
Amount outstanding	335,119 units
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Options to Purchase Common Stock
Amount outstanding	2,093,630 units
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF

Type of security	SAFE's Terms
Amount outstanding	$1,335,001
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Crowd SAFE

Amount outstanding	$170,750
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Gynger
Amount outstanding	$1,481,369
Interest rate and payment schedule	Fixed Fee, 180 Days
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	Various
Other material terms	None

Type of debt	Term Loan
Name of creditor	Montage Capital
Amount outstanding	$2,971,000
Interest rate and payment schedule	11.75% APR, 3-year term loan
Amortization schedule	A series of payments monthly payments concluding on 6/19/26
Describe any collateral or security	First Lien on all company assets
Maturity date	Series of maturity dates, the latest being
Other material terms	Meet 80% of projected net revenues and Borrower's unrestricted cash maintained in accounts that are subject to an account control agreement in favor of Lender shall be at least equal to the greater of (i) $750,000 or (ii) the absolute value of Borrower's net operating loss determined in accordance with GAAP for the trailing three month period ending on such Measurement Date.

Type of debt	Notes (Including Accrued Interest)
Name of creditor	Friends & Family Note
Amount outstanding	$305,218
Interest rate and payment schedule	20%

Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

The total amount of outstanding debt of the company is $4,757,587.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE's Terms		$1,335,001	Operations	04/2021 – 04/2022	
Crowd SAFE		$170,750	Operations	3-17-2023	Regulation CF

Ownership

Revival Rugs is owned by Benjamin Hyman. Smaller shareholders include Kurtulus Korkmaz, Michael Bretholz, and other current employees and investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Benjamin Hyman	48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements arc attached hereto as Exhibit A.

Operations

Revival Rugs intends to achieve profitability in the next 12 months by building out our data architecture and testing framework to make better decisions, diversifying our marketing channel mix to expand the funnel, and optimizing our shipping and fulfillment approach to reduce costs. We will also expand our product lineup by broadening our washables offering to support revenue growth and margin expansion.

Liquidity and Capital Resources

As December 31st, 2023, the Company's Cash and Cash Equivalents is $3,544,997. We intend to secure more cash via short-term debts and short-term line of credit to support cash flow operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation lJ promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a

lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has no outstanding Loans due to or from any related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF§ 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Benhamin Hyman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Revival Rugs Inc
Profit and Loss
January – December 2023

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	2023
Revenue													
Gross Sales	1,639,489	1,816,796	2,039,277	2,309,287	1,893,103	2,547,694	3,111,945	2,974,993	3,722,839	4,570,264	5,610,910	3,653,060	35,889,658
Discounts	(135,152)	(162,004)	(185,206)	(232,229)	(306,495)	(328,450)	(333,879)	(241,075)	(299,700)	(453,449)	(685,560)	(358,652)	(3,721,850)
Returns	(319,432)	(313,142)	(433,444)	(317,770)	(242,736)	(339,523)	(361,764)	(356,015)	(519,192)	(638,283)	(682,784)	(443,558)	(4,967,641)
Total Revenue	**1,184,906**	**1,341,651**	**1,420,626**	**1,759,289**	**1,343,873**	**1,879,722**	**2,416,302**	**2,377,903**	**2,903,947**	**3,478,533**	**4,242,567**	**2,850,850**	**27,200,167**
Cost of Goods Sold													
Cost of Goods Sold	1,177,796	239,671	549,315	945,878	569,273	610,152	770,209	775,868	831,568	1,112,278	1,266,249	990,800	9,839,057
Other Cost of Goods Sold	35,461	34,014	39,797	40,950	50,308	49,034	66,997	73,746	72,905	99,008	113,263	56,778	732,260
Shipping, Freight and Delivery	116,006	183,647	181,307	162,786	337,382	60,410	587,283	321,746	334,014	541,891	523,380	621,120	3,970,971
Cost of Goods Sold	**1,329,263**	**457,332**	**770,419**	**1,149,614**	**956,963**	**719,596**	**1,424,489**	**1,171,360**	**1,238,487**	**1,753,177**	**1,902,892**	**1,668,698**	**14,542,288**
Gross profit	**(144,357)**	**884,319**	**650,207**	**609,675**	**386,910**	**1,160,126**	**991,813**	**1,206,543**	**1,665,460**	**1,725,356**	**2,339,675**	**1,182,152**	**12,657,879**
Expenses													
Advertising & Marketing	306,357	340,715	386,982	447,922	553,004	592,648	674,955	767,769	837,723	920,634	1,058,497	850,442	7,737,649
Warehouse Expenses	37,905	28,290	40,455	30,322	59,222	194,227	69,002	53,545	149,993	216,530	306,842	260,253	1,446,586
Salaries and Wages	388,068	174,885	173,114	169,403	200,605	189,322	202,780	221,377	215,250	226,458	241,421	242,054	2,644,737
Travel and Entertainment	144	-	14,444	9,852	1,514	477	6,443	-	1,491	748	6,826	3,341	45,280
Rent & Lease Expenses	15,824	15,824	16,399	15,682	16,131	16,319	16,372	16,433	21,025	22,423	22,423	31,903	226,760
Contractor Expenses	391	992	585	757	1,920	2,004	4,386	2,492	12,647	11,797	10,579	11,347	59,896
Legal & Professional Services	43,719	20,210	52,658	15,556	11,057	20,908	18,061	48,785	4,575	21,514	65,322	32,571	354,937
Subsidiary Expenses	66,586	86,103	84,404	103,212	89,045	91,337	77,464	85,322	80,563	99,648	91,292	169,712	1,124,688
Misc Expenses	52,513	62,035	60,704	67,246	92,173	61,503	91,730	90,318	89,068	103,158	97,769	156,230	1,024,447
Depreciation	24,264	24,264	24,264	24,264	24,265	24,265	24,264	24,265	24,265	24,264	24,436	(53,173)	213,906
Other Income and Expenses	24,532	29,573	24,632	26,991	24,770	25,194	26,709	93,045	32,905	31,428	32,631	45,543	417,953
Expenses	**960,302**	**782,892**	**878,639**	**911,208**	**1,073,706**	**1,218,205**	**1,212,167**	**1,403,351**	**1,469,503**	**1,678,602**	**1,958,039**	**1,750,223**	**15,296,838**
Net Income	**(1,104,659)**	**101,426**	**(228,432)**	**(301,533)**	**(686,796)**	**(58,078)**	**(220,354)**	**(196,808)**	**195,957**	**46,754**	**381,636**	**(568,071)**	**(2,638,958)**

Revival Rugs Inc
Balance Sheet
January – December 2023

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
Cash & Cash Equivalents	904,533	1,083,908	900,471	948,542	1,163,490	2,080,419	2,362,985	2,822,724	3,391,686	3,870,551	5,014,620	3,544,997
Inventory	2,753,473	2,256,672	2,168,319	2,194,162	2,675,081	3,247,876	3,340,549	3,709,518	4,681,492	5,133,006	4,557,185	4,316,782
Prepaids	284,981	268,725	260,918	293,589	287,119	291,665	368,182	349,001	426,305	300,439	424,666	275,439
Total Current Assets	3,942,987	3,609,305	3,329,707	3,436,293	4,125,690	5,619,960	6,071,717	6,881,243	8,499,483	9,303,995	9,996,471	8,137,218
PP&E	397,171	428,500	420,896	413,276	429,760	422,515	418,134	409,676	405,363	394,031	410,408	507,680
Other Long-Term Assets	309,380	309,380	309,380	309,380	309,380	309,380	309,380	309,380	315,370	344,870	344,053	330,573
Total Assets	**4,649,537**	**4,347,184**	**4,059,984**	**4,158,949**	**4,864,831**	**6,351,854**	**6,799,231**	**7,600,299**	**9,220,215**	**10,042,896**	**10,750,931**	**8,975,471**
Accounts Payable	1,963,684	1,336,678	1,346,915	1,661,809	2,371,081	2,431,913	2,173,219	2,512,173	1,739,719	2,862,895	3,944,817	3,061,739
Credit Card Liabilities	961,958	1,122,519	1,030,425	912,683	957,881	782,536	806,236	693,073	1,159,814	1,027,052	1,038,015	1,320,673
Accrued Expenses	422,042	530,904	601,459	631,520	551,392	1,176,007	1,644,592	1,821,325	3,066,961	3,271,037	2,142,603	1,252,940
Deferred Revenue	102,382	99,545	106,049	312,457	941,673	916,310	1,096,047	1,558,734	1,656,230	1,640,928	1,695,750	1,392,507
Short-term Debt	582,885	600,885	618,000	636,000	654,000	1,225,688	1,545,491	1,666,345	2,134,883	1,799,564	2,164,163	2,237,369
Total Current Liabilities	4,032,950	3,690,530	3,702,849	4,154,468	5,476,027	6,532,454	7,265,586	8,251,650	9,757,607	10,601,476	10,985,348	9,265,229
Long-term Debt	2,123,980	2,060,852	1,977,724	1,914,596	1,851,468	2,279,064	2,201,130	2,199,781	2,104,879	2,023,962	1,952,894	2,452,398
Total Long-term Liabilities	2,123,980	2,060,852	1,977,724	1,914,596	1,851,468	2,279,064	2,201,130	2,199,781	2,104,879	2,023,962	1,952,894	2,452,398
Total Liabilities	**6,156,930**	**5,751,382**	**5,680,573**	**6,069,064**	**7,327,495**	**8,811,519**	**9,466,715**	**10,451,430**	**11,862,486**	**12,625,438**	**12,938,241**	**11,717,627**
Common Stock	1,679,903	1,681,672	1,693,714	1,705,721	1,717,805	1,730,296	1,742,829	1,755,990	1,768,894	1,781,869	1,795,464	1,808,690
SAFE Notes	1,335,001	1,335,001	1,335,001	1,335,001	1,457,163	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751	1,505,751
Retained Earnings	(4,522,297)	(4,420,871)	(4,649,303)	(4,950,836)	(5,637,632)	(5,695,711)	(5,916,064)	(6,112,873)	(5,916,916)	(5,870,162)	(5,488,526)	(6,056,597)
Total Equity	(1,507,393)	(1,404,198)	(1,620,589)	(1,910,115)	(2,462,664)	(2,459,664)	(2,667,484)	(2,851,131)	(2,642,270)	(2,582,542)	(2,187,310)	(2,742,156)
Total Liabilities + Equity	**4,649,537**	**4,347,184**	**4,059,984**	**4,158,949**	**4,864,831**	**6,351,854**	**6,799,231**	**7,600,299**	**9,220,215**	**10,042,896**	**10,750,931**	**8,975,471**

Revival Rugs Inc
Cash Flow Statement
January – December 2023

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
Cash flows from operating activities												
Net Income	(1,104,754)	101,426	(228,432)	(301,533)	(686,796)	(58,078)	(220,354)	(196,808)	195,957	46,754	381,636	(568,071)
Adjustments to reconcile net loss to net cash used in operating activities:												
Depreciation & Amortization	24,264	24,264	24,264	24,264	24,265	24,265	24,264	24,265	24,265	24,264	24,436	(53,173)
Stock-based Compensation	1,852	1,769	12,041	12,007	12,085	12,490	12,533	13,161	12,904	12,975	13,595	13,225
Changes in operating assets and liabilities:												
Accounts receivable												
Inventory	(445,085)	496,801	88,353	(25,843)	(480,919)	(572,796)	(92,673)	(368,969)	(971,974)	(451,514)	575,821	240,403
Prepaids and other current assets	524,743	16,255	7,808	(32,671)	6,470	(4,545)	(76,518)	19,181	(77,304)	125,866	(124,227)	149,227
Other assets	(3,000)	-	-	-	-	-	-	-	(5,990)	(29,500)	817	13,480
Accounts payable	956,589	(627,006)	10,237	314,894	709,273	60,832	(258,694)	338,954	(772,454)	1,123,176	1,081,922	(883,078)
Credit cards payable	212,988	160,561	(92,093)	(117,742)	45,198	(175,345)	23,700	(113,163)	466,741	(132,762)	10,962	282,659
Accrued liabilities and other	338,177	108,862	70,555	30,061	(80,128)	624,616	468,585	176,733	1,245,636	204,076	(1,128,434)	(889,663)
Deferred revenue	5,071	(2,837)	6,504	206,407	629,217	(25,363)	179,737	462,687	97,496	(15,302)	54,822	(303,243)
Net cash from operating activities	510,845	280,096	(100,763)	109,843	178,663	(113,926)	60,582	356,040	215,277	908,033	891,352	(1,998,234)
Cash flows from investing activities												
Capital expenditures	(19,740)	(55,593)	(16,661)	(16,644)	(40,749)	(17,019)	(19,883)	(15,806)	(19,952)	(12,933)	(40,813)	(44,099)
Net cash from investing activities	(19,740)	(55,593)	(16,661)	(16,644)	(40,749)	(17,019)	(19,883)	(15,806)	(19,952)	(12,933)	(40,813)	(44,099)
Cash flows from financing activities												
Capital Investment												
Change in debt financing	(71,020)	(45,128)	(66,013)	(45,128)	77,033	1,047,873	241,868	119,505	373,637	(416,236)	293,531	572,710
Net cash from financing activities	(71,020)	(45,128)	(66,013)	(45,128)	77,033	1,047,873	241,868	119,505	373,637	(416,236)	293,531	572,710
Net change in cash and cash equivalents	420,085	179,374	(183,437)	48,071	214,948	916,929	282,567	459,739	568,962	478,864	1,144,069	(1,469,623)
Cash and cash equivalents												
Beginning of period	484,448	904,533	1,083,908	900,471	948,542	1,163,490	2,080,419	2,362,985	2,822,724	3,391,686	3,870,551	5,014,620
End of period	904,533	1,083,908	900,471	948,542	1,163,490	2,080,419	2,362,985	2,822,724	3,391,686	3,870,551	5,014,620	3,544,997